

July 2012

Free Writing Prospectus
Registration Statement No. 333-180289
July 19, 2012
Filed pursuant to Rule 433

Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017

The Enhanced Trigger JUMP Securities will pay an amount in cash at maturity that may be greater than or less than the principal amount depending on the official closing level of the EURO STOXX 50® Index on the final valuation date. If the closing level of the reference asset is **at** or **above 70%** of the initial level on the final valuation date, you will receive, in addition to the principal amount, a return based on the greater of the reference return and the specified contingent minimum return. However, if the closing level of the reference asset is **below** 70% of the initial level on the final valuation date, the payment at maturity will be based solely on the index return amount and, therefore, you will be exposed to the negative performance of the reference asset as of the final valuation date. **Accordingly, the securities do not guarantee any return of principal at maturity.** All payments on the securities are subject to the credit risk of HSBC.

SUMMARY TERMS			
Issuer:	HSBC USA Inc.		
Reference Asset:	EURO STOXX 50® Index		
Aggregate principal amount:	$		
Stated principal amount:	$10 per security		
Issue price:	$10 per security		
Trade date:	July 25, 2012		
Original issue date:	July 30, 2012 (3 business days after the trade date)		
Maturity date:	July 28, 2017, subject to adjustment as described under “Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement		
Payment at maturity:	$10 + the index return amount.		
Final valuation date:	July 25, 2017, subject to adjustment as described under “Valuation Dates” in the accompanying Equity Index Underlying Supplement.		
Index return amount:	• **If the final level is greater than or equal to the barrier level**: $10 x [the greater of (i) the reference return and (ii) the contingent minimum return] • **If the final level is less than the barrier level:** $10 x the reference return		
Contingent minimum return:	44.00% to 48.00% (to be determined on the trade date)		
Reference return	$\frac{\text{Final level} - \text{Initial level}}{\text{Initial level}}$		
Barrier level:	70% of the initial level		
Initial level:	The official closing level of the reference asset on the trade date		
Final level:	The official closing level of the reference asset on the final valuation date		
Official closing level	The closing price of the reference asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service “SX5E <INDEX>”, or on any successor page on Bloomberg Professional® service or any successor service, as applicable.		
CUSIP:	40433M419		
ISIN:	US40433M4197		
Listing:	The securities will not be listed on any securities exchange.		
Agent:	HSBC Securities (USA) Inc., an affiliate of HSBC. See “Supplemental plan of distribution (conflicts of interest).”		
Commissions and Issue Price:	**Price to Public**	**Agent’s Commissions[(1)]**	**Proceeds to Issuer**
Per security	$10.00	$0.35	$9.65
Total	$	$	$

(1) HSBC Securities (USA) Inc., acting as agent for HSBC, will receive a fee of up to $0.35 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $0.35 for each security they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest.”

Investment in the securities involves certain risks. See “Risk Factors” beginning on page 8 of this free writing prospectus, beginning on page S-1 of the Equity Index Underlying Supplement and page S-3 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved the securities, or determined that this free writing prospectus or the accompanying Equity Index Underlying Supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and Equity Index Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You should read this document together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420412016693/v306691_424b2.htm
The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003151/a2208335z424b2.htm
The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746912003148/a2208395z424b2.htm

The securities are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction, and involve investment risks including possible loss of the stated principal amount invested due to the credit risk of HSBC.

Investment Summary

The Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017, which we refer to as the securities, can be used:

- to gain exposure to the reference asset, which is an international equity index; and
- to provide limited protection against loss and potentially outperform the reference asset for a certain range of performance of the underlying index due to the contingent minimum return if the final level is **equal to** or **above** 70% of the initial level, which we refer to as the barrier level.

The securities are exposed to the performance (whether negative or positive) of the EURO STOXX 50® Index, but have a contingent minimum return payable at maturity if the final level is at or above the barrier level. There is no minimum payment on the securities.

Maturity:	5 years
Contingent minimum return:	44%-48% (the actual contingent minimum return will be determined on the trade date and will be between 44% and 48%)
Barrier level:	70% of the initial level
Interest:	none

Key Investment Rationale

This 5-year investment offers a potential return at maturity based on the full participation in the increase or decrease in the official closing level of the reference asset as of the final valuation date or a contingent minimum return if the reference return is less than the contingent minimum return but greater than or equal to the barrier level, which means that there is protection from loss if the final level is greater than or equal to the barrier level

Upside Scenario	The final level is *at* or *above* the barrier level. At maturity the securities will pay the stated principal amount of $10 *plus* $10 *times* the greater of (i) the reference return and (ii) the contingent minimum return of between 44% and 48% (to be determined on the trade date).
Downside Scenario	The final level is *below* the barrier level. At maturity the securities will pay less than the stated principal amount by an amount proportionate to the decline in the final level compared to the initial level. **This amount will be less than $7.00 per stated principal amount of securities and could be zero.** There is no minimum payment on the securities.



Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017

Fact Sheet

The securities offered are senior unsecured obligations of HSBC, do not guarantee any repayment of principal at maturity and have the terms described in the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus, as supplemented or modified by this free writing prospectus. At maturity, an investor will receive for each stated principal amount of securities that the investor holds an amount in cash that may be greater than or less than the stated principal amount based upon the final level of the reference asset on the final valuation date. **You could lose your entire investment**. All payments on the securities are subject to the credit risk of HSBC.

Expected Key Dates		
Trade date:	**Original issue date (settlement date):**	**Maturity date:**
July 25, 2012	July 30, 2012 (3 business days after the trade date)	July 28, 2017, subject to adjustment as described in the accompanying Equity Index Underlying Supplement

Key Terms	
Issuer:	HSBC USA Inc.
Reference Asset:	EURO STOXX 50® Index
Aggregate principal amount:	$
Stated principal amount:	$10 per security
Issue Price:	$10 per security
Final valuation date:	July 25, 2017, subject to adjustment as described under “Coupon Payment Dates, Call Payment Dates and Maturity” in the accompany Equity Index Underlying Supplement.
Index return amount:	• **If the final level is greater than or equal to the barrier level**: $10 x [the greater of (i) the reference return and (ii) the contingent minimum return] • **If the final level is less than the barrier level:** $10 x the reference return
Payment at maturity:	$10 + the index return amount
Contingent minimum return:	44.00% to 48.00% (to be determined on the trade date)
Reference return:	$\frac{\text{Final level} - \text{Initial level}}{\text{Initial level}}$
Barrier level:	70%
Initial level:	The official closing level of the reference asset on the trade date
Final level:	The official closing level of the reference asset on the final valuation date
Official closing level:	The closing price of the reference asset on any scheduled trading day as determined by the calculation agent based upon the level displayed on Bloomberg Professional® service “SX5E <INDEX>”, or on any successor page on Bloomberg Professional® service or any successor service, as applicable
Risk factors:	**Please see “Risk Factors” beginning on page 8 of this free writing prospectus, beginning on page S-1 of the Equity Index Underlying Supplement and beginning on page S-3 of the prospectus supplement.**



Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017

General Information	
Listing:	The securities will not be listed on any securities exchange.
CUSIP:	40433M419
ISIN:	US40433M4197
Minimum ticketing size:	100 securities
Tax considerations:	There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities is uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, the securities could be treated as a pre-paid forward or other executory contracts with respect to the underlying index. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat the securities as pre-paid forward or other executory contracts with respect to the underlying index. Pursuant to this approach, we do not intend to report any income or gain with respect to the securities prior to maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the securities for more than one year at such time for U.S. federal income tax purposes. In Notice 2008-2, the Internal Revenue Service and the U.S. Treasury Department requested comments as to whether the purchaser of certain securities (which may include the securities) should be required to accrue income during its term under a mark-to-market, accrual or other methodology, whether income and gain on such a security or contract should be ordinary or capital, and whether foreign holders should be subject to withholding tax on any deemed income accrual. Accordingly, it is possible that regulations or other guidance could provide that a U.S. holder (as defined in the accompanying prospectus supplement) of a security is required to accrue income in respect of the security prior to the receipt of payments under the security or its earlier sale or exchange. Moreover, it is possible that any such regulations or other guidance could treat all income and gain of a U.S. holder in respect of a security as ordinary income (including gain on a sale or exchange). Finally, it is possible that a non-U.S. holder (as defined in the accompanying prospectus supplement) of a security could be subject to U.S. withholding tax in respect of a security. It is unclear whether any regulations or other guidance would apply to the securities (possibly on a retroactive basis). Prospective investors are urged to consult with their tax advisors regarding Notice 2008-2 and the possible effect to them of the issuance of regulations or other guidance that affects the U.S. federal income tax treatment of the securities. For a further discussion of U.S. federal income tax consequences related to the securities, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.
Paying Agent:	HSBC Bank USA, N.A.
Calculation agent:	HSBC USA Inc., or one of its affiliates.
Supplemental plan of distribution (conflicts of interest):	Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the securities from HSBC for distribution to Morgan Stanley Smith Barney LLC. HSBC Securities (USA) Inc. will act as agent for the securities and will receive a fee of up to $0.35 per $10 stated principal amount and will pay the entire fee to Morgan Stanley Smith Barney LLC as a fixed sales commission of up to $0.35 for each security they sell. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice. See "Supplemental Plan of Distribution" on page S-52 in the prospectus supplement.

This is a summary of the terms and conditions of the securities. We encourage you to read the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus for this offering, which can be accessed via the hyperlinks on the front page of this document.



Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017

Hypothetical Payments on the Enhanced Trigger JUMP Securities at Maturity

Payoff Diagram

The payoff diagram below illustrates the payment at maturity on the securities based on the following terms:

Stated principal amount:	$10
Barrier level:	70% of the initial level
Hypothetical contingent minimum return:	46% (the actual contingent minimum return will be determined on the trade date and will be between 44% and 48%)

Payoff Diagram for the Securities



The Enhanced Trigger JUMP Securities
The Reference Asset
$14.60 Payment at Contingent Minimum
Payment at Maturity on the Enhnaced Trigger JUMP Securities
$20.00
$17.50
$15.00
$12.50
$10.00
$7.50
$5.00
$2.50
$0.00
-100%
-75%
-50%
-25%
0%
25%
50%
75%
100%
-30%
46.00%
Percentage Change in the Final Level

How it works

- **Upside Scenario:** If the final level is greater than or equal to the barrier level, the investor would receive $10 *plus* $10 *times* the greater of (i) the reference return and (ii) the hypothetical contingent minimum return of 46% (the actual contingent minimum return will be determined on the trade date and will be between 44% and 48%). Under the hypothetical terms, an investor would receive a payment of $14.60 at maturity per security if the final level has increased by no more than 46% compared to the initial level, and would receive $10 *plus* an amount that represents a 1 to 1 participation in the appreciation of the reference asset if the final level has increased from the initial level by more than 46%.

- **Downside Scenario:** If the final level is below the barrier level, the payment at maturity would be less than the stated principal amount of $10 by an amount that is proportionate to the decline in the final level from the initial level. For example, if the final level of the reference asset declines by 40% compared to the initial level, the payment at maturity would be $6 per security (60% of the stated principal amount).



Enhanced Trigger JUMP Securities Based on the Value of the EURO STOXX 50® Index due July 28, 2017

Hypothetical Examples

The following table and examples illustrate the securities and the payment at maturity for a range of hypothetical percentage changes in the final level compared to the initial level, depending on whether or not the final level is below the barrier level. They are based on the following values:

Stated principal amount:	$10
Hypothetical initial level:	2,200
Hypothetical barrier level:	1,540 (70% of the hypothetical initial level)
Hypothetical contingent minimum return:	46% (the actual contingent minimum return will be determined on the trade date and will be between 44% and 48%)

Final Level	Reference Return	Return on Securities	Payment at Maturity
4,400	100.00%	100.00%	$20.00
4,180	90.00%	90.00%	$19.00
3,960	80.00%	80.00%	$18.00
3,740	70.00%	70.00%	$17.00
3,520	60.00%	60.00%	$16.00
3,300	50.00%	50.00%	$15.00
3,212	46.00%	46.00%	$14.60
3,080	40.00%	46.00%	$14.60
2,860	30.00%	46.00%	$14.60
2,750	25.00%	46.00%	$14.60
2,640	20.00%	46.00%	$14.60
2,530	15.00%	46.00%	$14.60
2,420	10.00%	46.00%	$14.60
2,310	5.00%	46.00%	$14.60
2,200	0%	46.00%	$14.60
2,090	-5.00%	46.00%	$14.60
1,980	-10.00%	46.00%	$14.60
1,870	-15.00%	46.00%	$14.60
1,760	-20.00%	46.00%	$14.60
1,540	-30.00%	46.00%	$14.60
1,519	-31.00%	-31.00%	$6.90
1,320	-40.00%	-40.00%	$6.00
1,100	-50.00%	-50.00%	$5.00
880	-60.00%	-60.00%	$4.00
660	-70.00%	-70.00%	$3.00
440	-80.00%	-80.00%	$2.00
220	-90.00%	-90.00%	$1.00
0	-100.00%	-100.00%	$0



Example 1: The final level is above the barrier level and has increased from the initial level by 50%. Your return is greater than the contingent minimum return, and you will fully participate in the appreciation of the reference asset.

Hypothetical final level = 3,300
Reference Return = (final level – initial level) / initial level
= (3,300 – 2,200) / 2,200
= 50%

Index return amount = stated principal amount x [the greater of (i) the reference return and (ii) the contingent minimum return]
= $10.00 x 50%
= $5.00

Payment at maturity = stated principal amount + index return amount = $10.00 + $5.00
= $15.00
Payment at maturity = $15.00

Example 2: The final level has declined from the initial level by 10% but is greater than the barrier level. You receive the contingent minimum return.

Hypothetical final level = 1,980
Reference Return = (final level – initial level) / initial level
= (1,980 – 2,200) / 2,200
= -10%

Index return amount = stated principal amount x [the greater of (i) the reference return and (ii) the contingent minimum return]
= $10.00 x 46%
= $4.60

Payment at maturity = stated principal amount + index return amount
= $10.00 + $4.60
= $14.60
Payment at maturity = $14.60

Example 3: The final level has declined from the initial level by 50% and is therefore below the barrier level. You are fully exposed to the decline in the final level from the initial level.

Hypothetical final level = 1,100
Reference Return = (final level – initial level) / initial level
= (1,000 – 2,200) / 2,200
= -50%

Index return amount = stated principal amount x index return amount
= $10.00 x (-50%)
= -$5.00

Payment at maturity = stated principal amount + index return amount
= $10.00 + (-$5.00)
= $5.00
Payment at maturity = $5.00

Risk Factors

We urge you to read the section "Risk Factors" beginning on page S-3 in the accompanying prospectus supplement and on page S-1 of the accompanying Equity Index Underlying Supplement. Investing in the securities is not equivalent to investing directly in any of the stocks comprising the reference asset. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the securities described in the following sections:

- "— Risks Relating to All Note Issuances" in the prospectus supplement; and
- "— General risks related to Indices" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

The securities do not guarantee the return of any principal.

You will be fully exposed to the decline in the final level from the initial level if the final level is less than the barrier level of 70% of the initial level. Accordingly, if the final level is less than 70% of the initial level, your payment at maturity will be less than the principal amount of your securities by an amount proportionate to the decrease in the final level from the initial level. **There is no minimum payment on the securities and, accordingly, you could lose your entire investment.**

Credit of Issuer

The securities are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any repayment of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive any amounts owed to you under the terms of the securities and could lose your entire investment.

The securities will not bear interest.

As a holder of the securities, you will not receive interest payments.

Changes that affect the reference asset will affect the market value of the securities and the amount you will receive at maturity.

The policies of the reference sponsor concerning additions, deletions and substitutions of the constituents comprising the reference asset and the manner in which the reference sponsor takes account of certain changes affecting those constituents included in the reference asset may affect the level of the reference asset. The policies of the reference sponsor with respect to the calculation of the reference asset could also affect the level of the reference asset. The reference sponsor may discontinue or suspend calculation or dissemination of the reference asset. Any such actions could affect the value of the securities.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full payment at maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the payment at maturity described in this free writing prospectus is based on the full principal amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.



The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

The securities are subject to risks associated with foreign securities markets.

Because foreign companies or foreign equity securities underlying the EURO STOXX 50® Index may be publicly traded in the applicable foreign countries and are denominated in currencies other than U.S. dollars, investments in the securities involve particular risks. For example, the foreign securities markets may be more volatile than the U.S. securities markets, and market developments may affect these markets differently from the United States or other securities markets. Direct or indirect government intervention to stabilize the securities markets outside the United States, as well as cross-shareholdings in certain companies, may affect trading prices and trading volumes in those markets. Also, the public availability of information concerning the foreign issuers may vary depending on their home jurisdiction and the reporting requirements imposed by their respective regulators. In addition, the foreign issuers may be subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to United States reporting companies.

Securities prices generally are subject to political, economic, financial and social factors that apply to the markets in which they trade and, to a lesser extent, foreign markets. Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the United States economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Specifically, the stocks included in the EURO STOXX 50® Index are issued by companies located within the Eurozone, which is and has been undergoing severe financial stress, and the political, legal and regulatory ramifications are impossible to predict. Changes within the Eurozone could have a material adverse effect on the performance of the EURO STOXX 50® Index and, consequently, on the value of the securities.

Exchange rate risk.

The EURO STOXX 50® Index holds stocks denominated in foreign currencies, the values of which may be subject to a high degree of fluctuation due to changes in interest rates, the effects of monetary policies issued by the United States, foreign governments, central banks or supranational entities, the imposition of currency controls or other national or international political or economic developments. However, the value of your securities will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the stocks composing the Index are based. Therefore, if the applicable currencies appreciate or depreciate relative to the U.S. dollar over the term of the securities, you will not receive any additional payment or incur any reduction in your return, if any, at maturity.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Tax considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.



The EURO STOXX 50® Index Overview

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

Information as of market close on July 18, 2012:

Bloomberg Ticker Symbol:	SX5E
Current Index Closing Level:	2,284.70
52 Weeks Ago:	2,622.36
52 Week High (on 7/22/2011)	2,796.57
52 Week Low (on 9/23/2011)	1,935.89

Historical Information

The following graph sets forth the historical performance of the EURO STOXX 50® Index based on the daily historical closing levels from July 18, 2007 through July 18, 2012. The closing level for the SX5E on July 18, 2012 was 2,284.70. We obtained the closing levels below from Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from Bloomberg Professional® service. The historical closing levels of the EURO STOXX 50® Index should not be taken as an indication of future performance, and no assurance can be given as to the level of the shares of the EURO STOXX 50® Index at any time, including on the determination dates.


EURO STOXX 50® Index – Daily Index Closing Levels
July 18, 2007 to July 18, 2012
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
7/18/2007
11/18/2007
3/18/2008
7/18/2008
11/18/2008
3/18/2009
7/18/2009
11/18/2009
3/18/2010
7/18/2010
11/18/2010
3/18/2011
7/18/2011
11/18/2011
3/18/2012
7/18/2012



Events of Default and Acceleration

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in this free writing prospectus. In that case, the scheduled trading day preceding the date of acceleration will be used as the final valuation date for purposes of determining the final level and the reference return. If a market disruption event exists with respect to the reference asset on that scheduled trading day, then the accelerated final valuation date for the reference asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled final valuation date). The accelerated maturity date will also be postponed by an equal number of business days.

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.